Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

December 13, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention: Karen Rossotto, Esq.

Re: Global X Funds
File Nos. 333-151713, 811-22209

Dear Ms. Rossotto:

On behalf of the Global X Funds (the “Registrant” or the “Trust”), and its series, the Global X Emerging Markets ETF (the “Emerging Markets ETF”) and the Global X Emerging Markets Consumer ETF (the “Emerging Markets Consumer ETF” to be renamed the Global X Emerging Markets Great Consumer ETF) (each, a "Fund" and together, the “Funds”), included in Post-Effective Amendment No. 681 and Post-Effective Amendment No. 682, respectively, (each, an "Amendment" and together, the “Amendments”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on November 9, 2022 and December 5, 2022, with regard to the Amendments. The Amendments were filed with the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) on September 23, 2022, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to the comments. The responses will be incorporated into post-effective amendment filings to the Registration Statement to be made pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment. Unless otherwise indicated, the comments below apply to both Funds.
PROSPECTUS
FEES AND EXPENSES

1. Comment: Please provide the Staff with a completed copy of the fee table and expense example prior to the effectiveness of the post-effective amendment to each Fund’s Registration Statement.

1

U.S. Securities and Exchange Commission
Attention: Karen Rossotto
December 13, 2022

Response: The Registrant has completed each Fund’s fee table and expense example, which is included below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.75%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.75%

1    Other Expenses are based on estimated amounts for the current fiscal year.

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$77	$240

PRINCIPAL INVESTMENT STRATEGIES

2. Comment: With respect to the second paragraph in the section of the Emerging Markets ETF's Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please clarify what a “sector leader” is and how such determination is made. In addition, please disclose the universe of securities from which “sector leaders” are chosen. Furthermore, the Staff notes that the Adviser defines “sector leaders” as “issuers that are highly ranked, or those that the Adviser expects to be highly ranked in the future, in terms of market share or market capitalization within their respective country, region, industry, products produced or services offered, as applicable.” Please clarify the term “highly ranked” by discussing the basis for determining that an issuer is “highly ranked”. Please state what factors determine an issuer’s ranking and how the factors are applied. In addition, please clarify how the Adviser determines that an issuer may be ''highly ranked" in the future. Moreover, please include a description of how issuers are screened including what criteria is used, how the analysis is conducted and whether such analysis is quantitative or qualitative in nature as well as what type(s) of fundamental analysis is used or what such process entails. Please also discuss the composition of the eligible universe of securities.

Response: The Registrant has replaced the first three paragraphs in the section of the Emerging Markets ETF’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” with the disclosure set forth below:

The Fund is an actively managed exchange traded fund (“ETF”) advised by Global X Management Company LLC (the “Adviser”) and sub-advised by Mirae Asset Global Investments (Hong Kong) Limited (the “Sub-Adviser”) that seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes, measured at the time of purchase, in equity securities: (i) of issuers in emerging markets; and/or (ii) that are tied economically to emerging markets,

U.S. Securities and Exchange Commission
Attention: Karen Rossotto
December 13, 2022

provided that, in either case, the issuers of any such securities are deemed by the Adviser to have a current or future leading position in terms of market share and/or market capitalization within their respective country, region, industry, products produced or services offered, as applicable. Equity securities consist of common stock and related securities, such as preferred stock and depositary receipts. The Fund may lend securities representing up to one-third of the value of the Fund’s total assets (including the value of the collateral received).

In determining whether an issuer is, or is likely to be, in a current or future leading position in terms of market share and/or market capitalization within its respective country, region, industry, products produced or services offered, the Adviser considers, among other things: (i) issuers with a sustainable long-term business model or strategy that the Adviser considers to be a competitive advantage; (ii) issuers with businesses that the Adviser expects to benefit from long-term economic trends; and (iii) issuers with management practices and philosophies that the Adviser considers beneficial to shareholder value. These are companies that the Adviser believes are poised to benefit from the socio-economic changes occurring in emerging markets and may have the potential to achieve high levels of growth over the medium- to long-term.

The Adviser utilizes an active and bottom-up approach to portfolio construction, and does not apply a top-down country or sector allocation. The initial investment universe is derived primarily from quantitative analysis, using metrics like trading volume and market capitalization. After the initial investment universe has been screened, fundamental and qualitative analysis are applied for purposes of country and sector allocations and stock selection, all within a risk management framework. This risk management framework includes, but is not limited to, individual position size limits, country and sector weight limits relative to a broad-based benchmark, and a target number of holdings. As a result, the Fund’s portfolio reflects what the Adviser believes are the most compelling investment opportunities within the eligible universe and subject to the parameters of the risk management framework.

3. Comment: With respect to the fourth paragraph in the section of the Emerging Markets ETF’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please explain how the Adviser makes choices about what countries and companies to make allocations to. Please provide additional detail as to the investment process including whether the Adviser considers sector and country allocations or whether the Adviser ranks the best available investments from the overall population.

Response: Please see the Registrant’s response to Comment #2 above.

4. Comment: With respect to the section of the Emerging Markets Consumer ETF’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the Staff believes that “Consumer” is subject to Rule 35d-1 under the 1940 Act (the “Names Rule”). Please explain the Adviser’s definition of “Consumer” for purposes of the Names Rule and provide the metric that the Fund uses to make this determination. Please explain how the Adviser makes choices about what countries and companies to make allocations to. Please provide additional detail as to the investment process including whether the Adviser considers sector and country allocations or whether the Adviser ranks the best available investments from the overall population.

Response: Please note that the Registrant will be revising the name of the Fund to the “Global X Emerging Markets Great Consumer ETF”. Accordingly, the Registrant does not believe that the revised name is subject to the Names Rule as the term “Great Consumer” does not refer to a specific sector or industry, but rather to the broad concept of the growing middle class across the countries in which the Fund invests.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto
December 13, 2022

5. Comment: With respect to the section of the Emerging Markets Consumer ETF’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, in light of how varied emerging markets are in terms of demographics, economics and cultures, how does the Adviser form its belief that “the issuers of any such securities are expected to be beneficiaries of the increasing consumption and growing purchasing power of individuals in the world’s emerging markets”.

Response: The Adviser and Sub-Adviser have significant experience and track record managing active strategies that are focused on emerging market equities. In addition, the Adviser and Sub-Adviser are subsidiaries of Mirae Asset Global Investments Co., Ltd. (“Mirae Asset”), which has a deep history in and understanding of emerging markets. Established in Asia more than 25 years ago, Mirae Asset’s global network has grown to 15 offices across 12 countries, and includes more than 230 investment professionals. This includes analysts and portfolio managers who understand their local landscapes, speak local languages, and witness first-hand local spending habits and appetites (i.e. consumption). These investment professionals maintain a pulse on their respective markets and can potentially identify opportunities and headwinds before they are widely discovered by the market. With Mirae Asset’s size, the Adviser and Sub-Adviser also have access to corporate management teams, sell-side research, and other industry experts across all countries in which the Funds will invest. The Adviser and Sub-Adviser are able to engage in frequent company visits, channel checks/competitor analysis, and meetings with management, which are critical components of the investment process. While emerging markets are quite varied in terms of demographics, economics and cultures, the Adviser believes that the local presence (“boots-on the ground”) of its parent company, Mirae Asset, helps the Adviser and Sub-Adviser to understand these differences and affords a competitive advantage compared to peers that are situated only within developed markets.

6. Comment: With respect to the section of the Emerging Markets Consumer ETF’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please explain how the Adviser buys and sells securities based on its investment thesis. Please revise the section of the Emerging Markets Consumer ETF’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” to disclose the Adviser’s investment process and the basis that the Adviser selects portfolio securities for the Fund including whether the Adviser relies on fundamental or qualitative analysis and what types of data the Adviser considers. Please disclose how the Emerging Markets Consumer ETF applies its thesis in choosing securities and whether the Adviser relies on quantitative or qualitative analysis in making investment decisions for the Emerging Markets Consumer ETF. If the Adviser relies on quantitative analysis, please include corresponding risk disclosures.

Response: The Adviser applies a strict and repeatable investment process for security selection. This process can be summarized as follows:

1.Proprietary screening of the eligible emerging market universe, which takes into account factors such as market capitalization, liquidity, relative return profiles and balance sheet metrics, to arrive at an Investable Universe (IU);
2.Generation of a Recommendation List (RL) of securities conducted by each sector analyst for each respective region based on fundamental and qualitative research;
3.Model portfolio (MP) constructed by the investment team based on conviction levels from the RL; and
4.Actual portfolio (AP) construction completed by the portfolio manager based on fundamental and qualitative views along with risk guidelines. Overall, the portfolio manager utilizes the Fund’s thesis to focus on companies that benefit from middle class growth and domestic consumption across emerging market countries

U.S. Securities and Exchange Commission
Attention: Karen Rossotto
December 13, 2022

The process requires each analyst to identify and validate the highest conviction ideas, based on fundamental company analysis, and weight them in their RL. The investment team utilizes the RLs to determine a MP, which reflects stock weightings to indicate the relative conviction level of ideas. The portfolio manager utilizes the MP to construct an efficient actual portfolio.

The Registrant has updated the section of the Emerging Markets Consumer ETF’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows in response to the comment:

The Adviser utilizes an active and bottom-up approach to portfolio construction, and does not apply a top-down country or sector allocation. The initial investment universe is derived primarily from quantitative analysis, using metrics like trading volume and market capitalization. After the initial investment universe has been screened, fundamental and qualitative analysis are applied for purposes of country and sector allocations and stock selection, all within a risk management framework. This risk management framework includes, but is not limited to, individual position size limits, country and sector weight limits relative to a broad-based benchmark, and a target number of holdings. As a result, the Fund’s portfolio reflects what the Adviser believes are the most compelling investment opportunities within the eligible universe and subject to the parameters of the risk management framework.

7. Comment: With respect to the fourth paragraph in the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, in light of the Names Rule, the disclosure notes that the Adviser may determine that an investment is tied economically to an emerging market considers if “the issuer is organized under the laws of . . .emerging markets”. Please explain why an issuer that is organized under the laws of an emerging market country qualifies under the Names Rule. Please supplementally explain to the Staff how an issuer’s economic fortunes are necessarily dependent on where such issuer is organized.

Response: The Registrant respectfully submits that its conditions for determining whether an investment is economically tied to an emerging market is consistent with Rule 35d-1 under the 1940 Act. Rule 35d-1(a)(3) requires an investment company with a name that suggests that it focuses its investments in a particular geographic region to adopt a policy to invest, under normal circumstances, at least 80% of the value of its assets in investments that are “tied economically to” the particular geographic region suggested by its name.

In adopting Rule 35d-1, the Commission did not define the phrase “tied economically to,” but instead provided that an investment may appropriately fit within a fund’s 80% test if that investment “expose[s] [the fund’s] assets to the economic fortunes and risks of the country or geographic region indicated by its name.” Thus, the Commission provided funds with the flexibility to determine the specific criteria used to select the investments that would qualify for the 80% test.1 For the purpose of its 80% test, each Fund considers an investment to be “tied economically to emerging markets” if such investment satisfies one or more of the following conditions: (i) the issuer’s primary trading market is in an emerging market; (ii) the issuer is organized under the laws of, derives at least 50% of its revenue from, or has at least 50% of its assets, in emerging markets; (iii) the investment is included in an index representative of emerging markets; and (iv) the investment is exposed to the economic risks and returns of emerging markets.

As originally proposed, the Commission would have required an investment to meet the following criteria in order to be economically tied to a particular country or geographic region: (i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company’s
1 Investment Company Names, Investment Company Act Release No. 24828, n.26 and accompanying text (Jan. 17, 2001).

U.S. Securities and Exchange Commission
Attention: Karen Rossotto
December 13, 2022

name or that maintain their principal place of business in that country or region; (ii) securities that are traded principally in the country or region suggested by the company’s name; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company’s name or that have at least 50% of their assets in that country or region. In describing its decision to forgo adopting these specific criteria, the Commission did not state that the three criteria were not valid in complying with Rule 35d-1, but instead stated that “the disclosure approach [adopted] will allow an investment company the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria, but expose the company’s assets to the economic fortunes and risks of the country or geographic region indicated by its name.”2

The Adviser considers multiple factors in making its determination that an issuer is tied economically to an emerging market country. The Registrant respectfully submits that it is consistent with Rule 35d-1, for the Adviser to consider, as one of these factors, whether the issuer is organized under the laws of an emerging market in making this determination. For example, by virtue of its place of organization, the issuer may be impacted by regulatory, legal and tax obligations in such jurisdiction, which could affect its economic fortunes.

8. Comment: With respect to the fourth paragraph in the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, in light of the Names Rule, the disclosure notes that the Adviser may determine that an investment is tied economically to an emerging market considers if “the investment is exposed to the economic risks and returns of emerging markets”. Please explain how the mere exposure to the economic risks and returns of emerging markets makes an investment economically tied to emerging markets for purposes of the Names Rule.

Response: Please see the Registrant’s response to Comment #7 above.

9. Comment: With respect to the section of the Emerging Markets ETF’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please disclose the Adviser’s decision making process with respect to the Fund, including its analysis and the types of data it uses to make its investment decisions. Please clarify whether the Adviser’s analysis is quantitative or qualitative in nature. If the former, please provide appropriate risk disclosure.

Response: Please see the response to Comment #2 above.

10. Comment: With respect to the section of the Emerging Markets ETF’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the Staff notes that the disclosure does not discuss the specific types of securities that the Emerging Markets ETF may invest in. Please revise the disclosure to add specificity around the types of securities in which the Emerging Markets ETF will invest, including information related to sectors that the Emerging Markets ETF may focus on and the countries that the Emerging Markets ETF may focus on. For instance, the section of the Emerging Market ETF’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” includes risk factor disclosure related to investing in India and South Korea but does not include accompanying disclosure in the section of the Emerging Markets ETF’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”.

2 See id.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto
December 13, 2022

Response: The Registrant has added the following paragraph to the section titled “PRINCIPAL INVESTMENT STRATEGIES” of the Emerging Markets ETF's Prospectus as follows:

The Fund generally expects to invest in a broad range of sectors and emerging market countries, but the Fund may periodically focus its investments (i.e., holds 25% or more of its total assets) in a particular sector(s) and/or an emerging market country or countries.

In reliance on the inclusion of the risk factor titled “Geographic Risk” in in the section of the Emerging Markets ETF’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS”, the Registrant has removed the risk factors titled “Risk of Investing India” and “Risk of Investing in South Korea” from the section of the Emerging Markets ETF’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and notes that such risk factors are included in the section of the Emerging Markets ETF’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS”.

11. Comment: With respect to the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please confirm that each Fund may engage in securities lending as part of its principal investment strategy.

Response: The Registrant has included the following sentence in the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”:

The Fund may lend securities representing up to one-third of the value of the Fund’s total assets (including the value of the collateral received).

In addition, the Registrant has included the following risk factors in the sections of each Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS”:

Securities Lending Risk: Securities lending involves a risk of loss because the borrower may fail to return the securities in a timely manner or at all. If the Fund is not able to recover the securities loaned, it may sell the collateral and purchase a replacement security in the market. Lending securities entails a risk of loss to the Fund if and to the extent that the market value of the loaned securities increases and the collateral is not increased accordingly. Additionally, the Fund will bear any loss on the investment of cash collateral it receives. These events could also trigger adverse tax consequences for the Fund. As securities on loan may not be voted by the Fund, there is a risk that the Fund may not be able to recall the securities in sufficient time to vote on material proxy matters.

Securities Lending Risk

The Fund may engage in lending its portfolio securities. In connection with such loans, the Fund receives liquid collateral equal to at least 102% of the value of domestic equity securities and ADRs and 105% of the value of the foreign equity securities (other than ADRs) being lent. This collateral is marked-to-market on a daily basis. Although the Fund will receive collateral in connection with all loans of its securities holdings, the Fund would be exposed to a risk of loss should a borrower default on its obligation to return the borrowed securities (e.g., the loaned securities may have appreciated beyond the value of the collateral held by the Fund). In addition, the Fund will bear the risk of loss of any cash collateral that it invests. Also, as securities on loan may not be voted

U.S. Securities and Exchange Commission
Attention: Karen Rossotto
December 13, 2022

by the Fund, there is a risk that the Fund may not be able to recall the securities in sufficient time to vote on material proxy matters.

SUMMARY OF PRINCIPAL RISKS
12. Comment: The Staff notes that the section of each Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS”, includes the risk factor titled “Depositary Receipts Risk”. Please clarify whether each Fund will invest in unsponsored ADRs and, if so, please disclose as such in the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”.

Response: The Registrant confirms with respect to each Fund, that it is not currently anticipating that the Funds will invest in unsponsored ADRs.

13. Comment: With respect to the section of each Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS”, please include risk disclosure related to each Fund’s investment in preferred shares.
Response: The Registrant has included the following risk factors in the sections of each Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS”:

SUMMARY OF PRINCIPAL RISKS

Preferred Stock Investment Risk: Preferred stock may be subordinated to bonds or other debt instruments in an issuer’s capital structure, meaning that an issuer’s preferred stock generally pays dividends only after the issuer makes required payments to holders of its bonds and other debt. Additionally, in certain situations, an issuer may call or redeem its preferred stock or convert it to common stock. Preferred stock may be less liquid than many other types of securities, such as common stock, and generally provides no voting rights with respect to the issuer. Preferred stock is subject to many of the risks associated with debt securities, including interest rate risk. As interest rates rise, the value of the preferred stocks held by the Fund are likely to decline.

A FURTHER DISCUSSION OF PRINCIPAL RISKS

Preferred Stock Investment Risk

Unlike interest payments on debt securities, dividend payments on a preferred stock typically must be declared by the issuer’s board of directors. An issuer’s board of directors is generally not under any obligation to pay a dividend (even if such dividends have accrued), and may suspend payment of dividends on preferred stock at any time. In the event an issuer of preferred stock experiences economic difficulties, the issuer’s preferred stock may lose substantial value due to the reduced likelihood that the issuer’s board of directors will declare a dividend and the fact that the preferred stock may be subordinated to other securities of the same issuer. Preferred stock may be less liquid than many other types of securities, such as common stock, and generally provides no voting rights with respect to the issuer. Certain additional risks associated with preferred stock could adversely affect investments in the Fund.

Interest Rate Risk

U.S. Securities and Exchange Commission
Attention: Karen Rossotto
December 13, 2022

Because many preferred stocks pay dividends at a fixed rate, their market price can be sensitive to changes in interest rates in a manner similar to bonds - that is, as interest rates rise, the value of the preferred stocks held by the Fund are likely to decline. To the extent that the Fund invests a substantial portion of its assets in fixed rate preferred stocks, rising interest rates may cause the value of the Fund’s investments to decline significantly.

Issuer Risk

Because many preferred stocks allow holders to convert the preferred stock into common stock of the issuer, their market price can be sensitive to changes in the value of the issuer’s common stock. To the extent that the Fund invests a substantial portion of its assets in convertible preferred stocks, declining common stock values may also cause the value of the Fund’s investments to decline.

Dividend Risk

There is a chance that the issuer of any of the Fund’s holdings will have its ability to pay dividends deteriorate or will default (fail to make scheduled dividend payments on the preferred stock or scheduled interest payments on other obligations of the issuer not held by the Fund), which would negatively affect the value of any such holding.

Call Risk

Preferred stocks are subject to market volatility and the prices of preferred stocks will fluctuate based on market demand. Preferred stocks often have call features which allow the issuer to redeem the security at its discretion. The redemption of preferred stocks by the issuer having a higher than average yield may cause a decrease in the yield of the Fund.

14. Comment: With respect to the section of each Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS”, the Staff notes that risk factor titled “Risk of Investing in China” is quite extensive. If investing in China is not a part of each Fund’s principal investment strategy, please consider relocating the disclosure to the SAI.

Response: The Registrant has updated the section titled “PRINCIPAL INVESTMENT STRATEGIES” of each Fund’s Prospectus as follows:

The Fund may invest in China A-Shares, which are issued by companies incorporated in mainland China and traded on Chinese exchanges.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto
December 13, 2022

15. Comment: With respect to the section of each Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS - Risk of Investing in China – Special Risk Considerations of Investing in China – Variable Interest Entity Investments” please supplementally inform the Staff of the anticipated percentage of Fund assets that may be invested in companies that rely on the VIE structure. In addition, please inform the Staff how the Adviser monitors and assesses risk related to the VIE structures generally and with respect to issuers in general. Please inform the Staff how the Adviser has assessed each Fund’s existing strategies as it relates to VIE structures and please disclose the potential impact on each Fund’s NAV if any of these risks materialize. Moreover, please confirm that the existing risk disclosure related to investing in VIEs is appropriate in light of each Fund’s principal investment strategy.

Response: The Registrant notes that the VIE structure exists for both Chinese companies that are listed in the U.S. as well as Chinese companies that are listed in Hong Kong. The Registrant currently anticipates that the Emerging Markets ETF will have approximately 2%-5% of its exposure to U.S. listed companies that rely on the VIE structure and approximately 15%-20% of its exposure to Hong Kong-listed companies that rely on the VIE structure. The Registrant currently anticipates that the Emerging Markets Consumer ETF will have approximately 4%-6% of its exposure to U.S. listed companies that rely on the VIE structure and approximately 20-25% of its exposure to Hong Kong-listed companies that rely on the VIE structure.

The Adviser and Sub-Adviser regularly monitor regulatory developments in markets in which the Funds invest, including developments which could impact companies that rely on the VIE structure. The Adviser and Sub-Adviser incorporate the implications of the VIE structure into the qualitative stock selection process. The Adviser notes that U.S. listed Chinese companies which rely on the VIE structure include some of the largest companies in China, and are represented accordingly in emerging market benchmark indexes.

The Registrant confirms that the risk factor titled “Risk of Investing in China – Special Risk Considerations of Investing in China – Variable Interest Entity Investments” included in the sections of each Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS” is appropriate in light of each Fund’s principal investment strategy.

16. Comment: Where appropriate, please disclose that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the Fund and in executing purchase or redemption orders, and that this could in turn lead to wider bid/ask spreads and variances between the market price of the Fund’s shares and the underlying value of those shares.

Response: The Registrant has updated the risk factor titled “Risks Associated with Exchange-Traded Funds - Authorized Participants Concentration Risk” in the section of each Fund's Prospectus titled “SUMMARY OF PRINCIPAL RISKS” as indicated below:

Authorized Participants Concentration Risk: The Fund has a limited number of financial institutions that may act as Authorized Participants and engage in creation or redemption transactions directly with the Fund, and none of those Authorized Participants is obligated to engage in creation and/or redemption transactions. To the extent that those Authorized Participants exit the business or are unable to process creation and/or redemption orders, such as in times of market stress, Shares may be more likely to trade at a premium or discount to NAV and/or at wider intraday bid-ask spreads, and possibly face trading halts and/or delisting from an exchange. Authorized Participants Concentration Risk may be heightened because the Fund invests in non-U.S. securities.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto
December 13, 2022

In addition, the Registrant has updated the risk factor titled “Risks Associated with Exchange-Traded Funds - Authorized Participants Concentration Risk” in the section of each Fund's Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS” as indicated below:

Authorized Participants Concentration Risk

The Fund has a limited number of financial institutions that may act as Authorized Participants. Only Authorized Participants who have entered into agreements with the Fund's distributor may engage in creation or redemption transactions directly with the Fund, and none of those Authorized Participants is obligated to engage in creation and/or redemption transactions. To the extent that those Authorized Participants exit the business or are unable to process creation and/or redemption orders, such as in times of market stress, and no other Authorized Participant is able to step forward to create and redeem in either of those cases, Shares may trade like closed-end fund shares at a discount to NAV and/or at wider intraday bid-ask spreads, and may possibly face trading halts and/or delisting from the Exchange.

17. Comment: Where appropriate, please disclose that, in stressed market conditions, the market for the Fund’s shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying portfolio holdings. Please also note that this adverse effect on liquidity for the Fund’s shares in turn could lead to wider bid/ask spreads and differences between the market price of the Fund’s shares and the underlying value of those shares.

Response: The Registrant has updated the risk factor titled “Risks Associated with Exchange-Traded Funds - Market Trading Risks and Premium/Discount Risks” in the section of each Fund's Prospectus titled “SUMMARY OF PRINCIPAL RISKS” as indicated below:

Market Trading Risks and Premium/Discount Risks: Shares of the Fund are publicly traded on a national securities exchange, which may subject shareholders to numerous market trading risks. In stressed market conditions, the market for the Shares may become less liquid in response to the deteriorating liquidity of the Fund’s portfolio. This adverse effect on the liquidity of the Shares, as well as disruptions to creations and redemptions, the existence of extreme market volatility or potential lack of assets in the Fund or an active trading market for Shares may result in Shares trading at a significant premium or discount to NAV. If a shareholder purchases Shares at a time when the market price is at a premium to the NAV or sells Shares at a time when the market price is at a discount to the NAV, the shareholder may sustain losses. The NAV of the Fund is calculated at the end of each business day and fluctuates with changes in the market value of the Fund’s holdings. The trading price of the Fund’s shares fluctuates, in some cases materially, throughout trading hours in response to changes in the Fund’s NAV.

In addition, the Registrant has updated the risk factor titled "Risks Associated with Exchange-Traded Funds - Market Trading Risks and Premium/Discount Risks – Shares of the Fund May Trade at Prices Other Than NAV” in the section of each Fund's Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS” as indicated below:

Shares of the Fund May Trade at Prices Other Than NAV

Shares of the Fund may trade at, above or below NAV. The per share NAV of the Fund will fluctuate with changes in the market value of the Fund’s holdings. The trading prices of Shares will fluctuate in accordance

U.S. Securities and Exchange Commission
Attention: Karen Rossotto
December 13, 2022

with changes in the Fund's NAV as well as market supply and demand. The trading prices of the Fund's Shares may deviate significantly from NAV during periods of market volatility or when the Fund has relatively few assets or experiences a lower trading volume. In stressed market conditions, the market for the Shares may become less liquid in response to the deteriorating liquidity of the Fund’s portfolio. Any of these factors may lead to the Fund's Shares trading at a premium or discount to NAV. While the creation/redemption feature is designed to make it likely that Shares normally will trade close to the Fund’s NAV, market prices are not expected to correlate exactly with the Fund's NAV due to timing reasons as well as market supply and demand factors. In addition, disruptions to creations and redemptions or the existence of extreme market volatility may result in trading prices that differ significantly from NAV. If a shareholder purchases at a time when the market price is at a premium to the NAV or sells at a time when the market price is at a discount to the NAV, the shareholder may sustain losses.

18. Comment: Where appropriate, please disclose that, where all or a portion of the Fund's underlying securities trade in a market that is closed when the market in which the Fund's shares are listed and trading is open, there may be changes between the last quote from the security’s closed foreign market and the value of the security during the Fund’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

Response: The Registrant has updated the risk factor titled “Foreign Securities Risk” in the section of each Fund's Prospectus titled “SUMMARY OF PRINCIPAL RISKS” as indicated below:

Foreign Securities Risk: The Fund may invest, within U.S. regulations, in foreign securities. The Fund's investments in foreign securities can be riskier than U.S. securities investments. Investments in the securities of foreign issuers (including investments in ADRs and GDRs) are subject to the risks associated with investing in those foreign markets, such as heightened risks of inflation or nationalization. The prices of foreign securities and the prices of U.S. securities have, at times, moved in opposite directions. In addition, securities of foreign issuers may lose value due to political, economic and geographic events affecting a foreign issuer or market. During periods of social, political or economic instability in a country or region, the value of a foreign security traded on U.S. exchanges could be affected by, among other things, increasing price volatility, illiquidity, or the closure of the primary market on which the security (or the security underlying the ADR or GDR) is traded. You may lose money due to political, economic and geographic events affecting a foreign issuer or market. Where all or a portion of the Fund's underlying securities trade in a market that is closed when the market in which the Fund's shares are listed and trading is open, there may be differences between the last quote from the security’s closed foreign market and the value of the security during the Fund’s domestic trading day. This in turn could lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

In addition, the Registrant has updated the risk factor titled “Foreign Securities Risk” in the section of each Fund's Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS” as indicated below:

Foreign Securities Risk

The Fund’s assets may be invested within the equity markets of countries outside of the United States. These markets are subject to special risks associated with foreign investment, including, but not limited to: lower levels of liquidity and market efficiency; greater securities price volatility; exchange rate fluctuations and exchange controls; less availability of public information about issuers; limitations on foreign ownership of securities; imposition of withholding or other taxes; imposition of restrictions on the expatriation of the assets of the Fund;

U.S. Securities and Exchange Commission
Attention: Karen Rossotto
December 13, 2022

restrictions placed on U.S. investors by U.S. regulations governing foreign investments; higher transaction and custody costs and delays in settlement procedures; difficulties in enforcing contractual obligations; lower levels of regulation of the securities market; weaker accounting, disclosure and reporting requirements; and legal principles relating to corporate governance and directors’ fiduciary duties and liabilities. Shareholder rights under the laws of some foreign countries may not be as favorable as U.S. laws. Thus, a shareholder may have more difficulty in asserting its rights or enforcing a judgment against a foreign company than a shareholder of a comparable U.S. company. Investment of more than 25% of the Fund’s total assets in securities located in one country or region will subject the Fund to increased country or region risk with respect to that country or region. Where all or a portion of the Fund's underlying securities trade in a market that is closed when the market in which the Fund's shares are listed and trading is open, there may be differences between the last quote from the security’s closed foreign market and the value of the security during the Fund’s domestic trading day. This in turn could lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

19. Comment: With respect to the section of the Emerging Markets Consumer ETF’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Risks Related to Investing in the Consumer Discretionary Sector”, the Staff notes that this risk factor seems brief considering the nature of the Fund’s principal investment strategy. Please revise the disclosure to provide greater insight into risks associated with investments in emerging markets consumer companies.

Response: As noted in the response to Comment #4 above, the Registrant will be updating the name of the Emerging Markets Consumer ETF to the “Global X Emerging Markets Great Consumer ETF”, which refers to the broad concept of the growing middle class across the countries in which the Fund invests. While the Fund at times may be concentrated in the Consumer Discretionary sector, the Adviser does not believe additional disclosure is warranted as the Emerging Markets Consumer ETF will invest across multiple sectors.

PERFORMANCE INFORMATION
20. Comment: With respect to the section of the Fund’s Prospectus titled “PERFORMANCE INFORMATION”, please disclose the information for the website where each Fund's performance may be available prior to the completion of its first calendar year.

Response: The Registrant has updated the section of each Fund’s Prospectus titled “PERFORMANCE INFORMATION” as follows in response to the comment:

Updated performance information is available online at www.globalxetfs.com.

ADDITIONAL INFORMATION ABOUT THE FUND

21. Comment: With respect to the section of the Emerging Markets ETF’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND”, please revise the Item 9 strategy disclosure to include a discussion of the types of companies that the Adviser believes are poised to benefit from the socio-economic changes occurring in emerging markets.

Response: The Registrant has updated the section of the Emerging Markets ETF’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND” as follows in response to the comment:

U.S. Securities and Exchange Commission
Attention: Karen Rossotto
December 13, 2022

The Fund is an actively managed exchange traded fund (“ETF”) advised by Global X Management Company LLC (the “Adviser”) and sub-advised by Mirae Asset Global Investments (Hong Kong) Limited (the “Sub-Adviser”) that seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes, measured at the time of purchase, in equity securities: (i) of issuers in emerging markets; and/or (ii) that are tied economically to emerging markets, provided that, in either case, the issuers of any such securities are deemed by the Adviser to have a current or future leading position in terms of market share and/or market capitalization within their respective country, region, industry, products produced or services offered, as applicable. Equity securities consist of common stock and related securities, such as preferred stock and depositary receipts. The Fund may lend securities representing up to one-third of the value of the Fund’s total assets (including the value of the collateral received). The Fund’s 80% investment policy is non-fundamental and requires 60 days prior written notice to shareholders before it can be changed. The Fund’s investment objective is to achieve long-term capital growth. The Fund’s investment objective may be changed without shareholder approval upon at least 60 days prior written notice to shareholders.

In determining whether an issuer is, or is likely to be, in a current or future leading position in terms of market share and/or market capitalization within its respective country, region, industry, products produced or services offered, the Adviser considers, among other things: (i) issuers with a sustainable long-term business model or strategy that the Adviser considers to be a competitive advantage; (ii) issuers with businesses that the Adviser expects to benefit from long-term economic trends; and (iii) issuers with management practices and philosophies that the Adviser considers beneficial to shareholder value. These are companies that the Adviser believes are poised to benefit from the socio-economic changes occurring in emerging markets and may have the potential to achieve high levels of growth over the medium- to long-term.

The Adviser utilizes an active and bottom-up approach to portfolio construction, and does not apply a top-down country or sector allocation. The initial investment universe is derived primarily from quantitative analysis, using metrics like trading volume and market capitalization. After the initial investment universe has been screened, fundamental and qualitative analysis are applied for purposes of country and sector allocations and stock selection, all within a risk management framework. This risk management framework includes, but is not limited to, individual position size limits, country and sector weight limits relative to a broad-based benchmark, and a target number of holdings. As a result, the Fund’s portfolio reflects what the Adviser believes are the most compelling investment opportunities within the eligible universe and subject to the parameters of the risk management framework.

A FURTHER DISCUSSION OF PRINCIPAL RISKS

22. Comment: With respect to the section of each Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Concentration Risk”, please revise the title of the risk factor as well as the risk factor itself to remove references to “concentration” in order to avoid confusion with the concept of concentration under Section 8(b)(1) of the 1940 Act.

Response: The Registrant has updated the risk factor titled “Concentration Risk” in each the sections of each Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS – as indicated below:

U.S. Securities and Exchange Commission
Attention: Karen Rossotto
December 13, 2022

~~Concentration Risk~~ Focus Risk

The Fund may be susceptible to an increased risk of loss, including losses due to events that adversely affect the Fund’s investments more than the market as a whole, to the extent that the Fund's investments are ~~concentrated~~ focused in the securities of a particular issuer or issuers within the same geographic region, market, industry, group of industries, sector or asset class.

23. Comment: With respect to the section of each Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Geographic Risk”, in light of Comment #22 above, please revise the risk factor to remove references to “concentration” in order to avoid confusion with the concept of concentration under Section 8(b)(1) of the 1940 Act.

Response: The Registrant has updated the risk factor titled “Geographic Risk” in the section of each Fund's Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS” as indicated below:

Geographic Risk

Geographic risk is the risk that the Fund’s assets may be focused ~~concentrated~~ in countries located in the same geographic region. This investment focus ~~concentration~~ will subject the Fund to risks associated with that particular region, or a region economically tied to that particular region, such as a natural, biological or other disaster. Outbreaks of contagious viruses and diseases may reduce business activity or disrupt market activity, and have the potential to exacerbate market risks in the countries and regions in which they occur. The securities in which the Fund invests and, consequently, the Fund are also subject to specific risks as a result of their business operations, including, but not limited to:

FUND MANAGEMENT
24. Comment: With respect to the section of each Fund’s Prospectus titled “FUND MANAGEMENT – Portfolio Managers”, please provide the titles of the members of each Fund’s portfolio management team. In addition, please specify the specific year when each portfolio manager became responsible for the day-to-day management of each Fund.

Response: The Registrant has updated the section of each Fund’s Prospectus titled “FUND MANAGEMENT – Portfolio Managers” as illustrated below:

Global X Emerging Markets ETF

Portfolio Managers: The Fund is managed by ~~Mirae Asset Global Investments (Hong Kong) Limited's~~ the Adviser and the Sub-Adviser’s Portfolio Management teams. The professionals primarily responsible for the management of the Fund are William Malcolm Dorson, Portfolio Manager for the Adviser, Rahul Chadha, Co-Chief Investment Officer of the Sub-Adviser, and Phil Lee, Portfolio Manager of the Sub-Adviser. Messrs. Dorson, Chadha and Lee have been ~~Portfolio Managers of~~ managing the Fund since ~~the Fund's inception~~ 2022.

Global X Emerging Markets Consumer ETF

U.S. Securities and Exchange Commission
Attention: Karen Rossotto
December 13, 2022

Portfolio Managers: The Fund is managed by ~~Mirae Asset Global Investments (Hong Kong) Limited's~~ the Adviser and the Sub-Adviser’s Portfolio Management teams. The professionals primarily responsible for the management of the Fund are William Malcolm Dorson, Portfolio Manager for the Adviser, Joohee An, Senior Portfolio Manager of the Sub-Adviser, and Sol Ahn, Portfolio Manager of the Sub-Adviser. Mr. Dorson, Ms. An and Ms. Ahn have been ~~Portfolio Managers of~~ managing the Fund since ~~the Fund's inception~~ 2022.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

25. Comment: With respect to the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT OBJECTIVE, STRATEGIES AND RISKS”, please disclose the basis on which the Fund would decide to sell securities in Item 9 of the Fund’s Prospectus. In addition, please confirm that each Fund’s Registration Statement will include the appropriate risk disclosure as it relates to active and frequent trading of portfolio securities.

Response: The Registrant has revised the section of each Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND” as follows in response to the comment.

The Adviser buys and sells securities based on its investment thesis for each issuer, judgment about the prices of the securities and valuations, portfolio cash management, market structural opportunities and concerns, and other macro-economic factors. The Fund may engage in active and frequent trading of portfolio securities to achieve its principal investment strategies.

In addition, the Registrant has included the following risk factor titled “Turnover Risk” in the sections of the Emerging Markets ETF’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS” and in the section of the Emerging Markets Consumer ETF’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS”:

Turnover Risk: The Fund may engage in frequent and active trading, which may significantly increase the Fund’s portfolio turnover rate. At times, the Fund may have a portfolio turnover rate substantially greater than 100%. For example, a portfolio turnover rate of 300% is equivalent to the Fund buying and selling all of its securities three times during the course of a year. A high portfolio turnover rate would result in high brokerage costs for the Fund, may result in higher taxes when shares are held in a taxable account and lower Fund performance.

26. Comment: With respect to the section of each Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT OBJECTIVE, STRATEGIES AND RISKS”, the Staff notes that “the Fund may sell a security that the Adviser thinks is approaching full valuation”. Please explain whether each Fund will engage in value investing as part of its principal investment strategy. If so, please revise the sections of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” and “SUMMARY OF PRINCIPAL RISKS” accordingly.

Response: The Adviser’s/Sub-Adviser’s investment approach with respect to the Funds may be considered GARP (“Growth At a Reasonable Price”). While the Adviser and Sub-Adviser consider valuations and price targets as part of the analysis of securities, the Adviser and Sub-Adviser consider the strategies to be growth-oriented rather than value-focused. In response to the Staff’s comment, the Registrant has revised the section of

U.S. Securities and Exchange Commission
Attention: Karen Rossotto
December 13, 2022

each Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT OBJECTIVE, STRATEGIES AND RISKS”, as illustrated below:

The Fund may sell a security for a variety of reasons. At any given time, the Fund may sell a security that the Adviser thinks is approaching what the Adviser determines as its intrinsic worth~~full valuation~~.

27. Comment: With respect to the section of each Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT OBJECTIVE, STRATEGIES AND RISKS - FOREIGN INVESTMENTS – EMERGING MARKETS.”, the Staff notes that the disclosure states that “[a] portion of a Fund’s investments may be in Russian securities and instruments.” Please explain to what extent does each Fund anticipate investing in Russian issuers. Please consider whether it is appropriate to add disclosure to each Fund’s Prospectus in light of the materiality of the exposure. Please inform the Staff supplementally how such investments in Russian issuances will be made in compliance with applicable U.S. law, including sanctions that may be in place from time to time.

Response: The Funds may have exposure to Russian securities, but the Registrant currently expects that this exposure will be less than 1% unless there is a material change to the current compliance, regulatory and/or geopolitical landscape. The Adviser is closely monitoring the ongoing Russian conflict and the geopolitical environment surrounding it, as well as associated U.S. sanctions. Should the situation deescalate, volatility and sanctions ease, and liquidity improve, the Adviser may consider reinvestment into Russian securities within the risk management framework and country allocation guidelines described above. Any investments in Russian securities will be made in compliance with applicable U.S. law.

28. Comment: With respect to the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT OBJECTIVE, STRATEGIES AND RISKS – POOLED INVESTMENT VEHICLES”, please confirm that investments in such pooled investment vehicles will not exceed 15% of the Fund’s assets.

Response: The Registrant can confirm that the each Fund’s investments in pooled investment vehicles will not exceed 15% of such Fund’s assets.

29. Comment: With respect to the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT RESTRICTIONS”, please revise the statement to clarify whether the Fund will adopt a concentration policy or not.

Response: The Registrant has revised the section of each Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION – INVESTMENT RESTRICTIONS” as follows in response to the comment:

The Fund: [m]ay not “concentrate” its investments in a particular industry or group of industries~~: except as permitted under the 1940 Act, and as interpreted or modified by regulatory authority having jurisdiction from time to time,~~ provided that, without limiting the generality of the foregoing: (a) this limitation will not apply to the Fund’s investments in: (i) securities of other investment companies; (ii) securities issued or guaranteed as to principal and/or interest by the U.S. government, its agencies or instrumentalities; (iii) repurchase agreements (collateralized by the instruments described in clause (ii)) or (iv) securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry; (b) wholly-owned finance companies will be considered to be in the industries of their parents if their activities are primarily related

U.S. Securities and Exchange Commission
Attention: Karen Rossotto
December 13, 2022

to the financing activities of the parents; and (c) utilities will be divided according to their services, for example, gas, gas transmission, electric and gas, electric and telephone will each be considered a separate industry. The Fund reserves the right to deviate from its concentration policy as permitted under the 1940 Act and as interpreted or modified by regulatory authority having jurisdiction from time to time.

30. Comment: With respect to the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT RESTRICTIONS”, please revise the disclosure related to the adoption of Rule 22e-4 under the 1940 Act to note that the Fund: (i) will take action to reduce its holdings of illiquid securities within a “reasonable” time frame; and (ii) specify that the Fund may not acquire any illiquid investment if, if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid investments.

Response: The Registrant has revised the section of each Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT RESTRICTIONS”, as shown below in response to the comment:

If a percentage limitation is satisfied at the time of investment, a later increase or decrease in such percentage resulting from a change in the value of the Fund’s investments will not constitute a violation of such limitation, except that any borrowing by the Fund that exceeds the fundamental investment limitations stated above must be reduced to meet such limitations within the period required by the 1940 Act (currently three days). The Fund may not acquire any illiquid investment if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid investments. In addition, if the Fund’s holdings of illiquid securities exceed 15% of net assets because of changes in the value of the Fund’s investments, the Fund will act in accordance with Rule 22e-4 under the 1940 Act and will take action to reduce its holdings of illiquid securities within a reasonable time frame deemed to be in the best interest of the Fund. Otherwise, the Fund may continue to hold a security even though it causes the Fund to exceed a percentage limitation because of fluctuation in the value of the Fund’s assets.

Please do not hesitate to contact me at 646-716-3239 if you have any questions or wish to discuss any of the responses presented above.

            Respectfully submitted,

                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.